UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MOOLEC SCIENCE SA

(Name of Issuer)

Ordinary shares, with a nominal value of US$0.01 per share, of Moolec Science SA (“Shares”)

(Title of Class of Securities)

L64875 104

(CUSIP Number)

Gloria Montaron Estrada

Bioceres Group PLC

Highdown House, Yeoman Way, Worthing,

West Sussex, United Kingdom

Telephone: +54 0341 4861100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Matthew S. Poulter
Linklaters LLP
1290 Avenue of the Americas
New York, New York 10104
Telephone: (212) 903-9000

April 10, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L64875 104	13D	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THEO I SCSp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER —
	8.	SHARED VOTING POWER 11,852,695 (1)
	9.	SOLE DISPOSITIVE POWER —
	10.	SHARED DISPOSITIVE POWER 11,852,695 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,852,695 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Bioceres Group PLC may be deemed to be the ultimate beneficial owner of Shares held by THEO I SCSp as Bioceres Group PLC owns 96.2% of the outstanding equity securities of THEO I SCSp.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bioceres Group PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 600,828
	8.	SHARED VOTING POWER 11,852,695 (1)
	9.	SOLE DISPOSITIVE POWER 600,828
	10.	SHARED DISPOSITIVE POWER 11,852,695 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,453,523 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Bioceres Group PLC may be deemed to be the ultimate beneficial owner of Shares held by THEO I SCSp as Bioceres Group PLC owns 96.2% of the outstanding equity securities of THEO I SCSp.

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 30, 2022 (the “Original Schedule 13D,” and together with the Amendment, the “Schedule 13D”), by THEO I SCSp (“Theo”) and Bioceres Group PLC (“Bioceres PLC” and together with Theo, the “Reporting Persons”).

This Amendment is being filed to report the decrease in beneficial ownership by the Reporting Persons as a result of the transfer of 11,656,000 Shares from BG Farming to Theo (the “Transfer”), pursuant to the amended and restated operating agreement of BG Farming, dated March 7, 2022 (the “Amended Operating Agreement”). See “Item 6 —Operating Agreement.” Bioceres S.A. elected to receive payment in-kind in respect of amounts due by Theo under the Loan Agreement and it instructed Theo to transfer 600,828 Shares to Bioceres PLC. See “Item 6 —Loan Agreement.”

As of the date of this Schedule 13D, BG Farming Technologies Limited no longer holds any shares of the Issuer and accordingly has ceased to be a Reporting Person.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

The aggregate percentages of Shares beneficially owned by the Reporting Persons, and reported in this Amendment, is calculated based on 37,563,768 Shares outstanding, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on November 2, 2023 (File No. 001-41586) (the “Issuer 20-F”).

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby further amended as follows:

(a)	This statement is filed by:

i)	Bioceres PLC, which is the holder of record of 600,828 Shares (corresponding to approximately 1.6% of the Issuer’s outstanding capital stock) and through its subsidiary Theo, holds an additional 11,852,695 Shares (corresponding to approximately 31.6% of the Issuer’s outstanding capital stock);

ii)	THEO I SCSp, which is the holder of record of 11,852,695 Shares (corresponding to approximately 31.6% of the Issuer’s outstanding capital stock).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and replaced as follows:

In the aggregate, the Reporting Persons beneficially own 12,453,523 Shares, representing 33.2% of the total amount of 37,563,768 Shares outstanding, as reported in the Issuer 20-F.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby further amended by adding the following:

Amended Operating Agreement

Pursuant to the Amended Operating Agreement, Theo, agreed, among other things, that in the event of closing of a business combination involving the Issuer, BG Farming would transfer to its members its Shares, in accordance with each member’s ownership of BG Farming. Accordingly, BG Farming transferred 11,656,000 Shares to Theo. The foregoing description of the Amended Operating Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Operating Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Loan Agreement

On December 30, 2022, Bioceres S.A., as lender, and Theo, as borrower, entered into a loan agreement (the “Loan Agreement”). The Loan Agreement allows for settlement in-kind, with full or partial conversion of amounts due into Shares. Bioceres S.A. elected to receive payment in-kind for amounts due by Theo under the Loan Agreement. Accordingly, on March 23, 2023, Bioceres S.A. elected to convert the amounts due under the Loan Agreement into 600,828 Shares, which were transferred to Bioceres PLC. The foregoing description of the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Loan Agreement, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Amended and Restated Operating Agreement of BG Farming, dated March 7, 2022, by and among BG Farming Technologies Ltd, THEO I SCSp and The Biotech Company LLC.
99.2	Loan Agreement, dated December 30, 2022, by and between Bioceres Group LLC and THEO I SCSp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2024

THEO I SCSP

By:	/s/ Gloria Montaron Estrada
Gloria Montaron Estrada
Attorney-in-Fact

BIOCERES GROUP PLC

By:	/s/ Gloria Montaron Estrada
Gloria Montaron Estrada
Attorney-in-Fact